Exhibit 99.3

INFOSYS

FY05-Q3 Press Conference

January 12, 2005 12:00 hrs IST

Moderator

Good afternoon everybody and welcome to Infosys. Thank you all for joining us today to discuss the results for the third quarter of this financial year. We will start with the joint presentation by Nandan Nilekani, CEO, and S. D. Shibulal, who is the worldwide head of customer delivery. Usually Kris Gopalakrishnan makes the presentation along with Nandan, but since this time he is not feeling too well, Shibu will be making the presentation. However, Kris is available here for any questions. After the presentation, we will throw the floor open for questions, the board of directors along with Basup Pradhan, Hema Ravichandra and Akshay Bhargava will take the questions. Just to remind you, to ask a question please press the black button on the panel in front of you, the right side of the panel, and to release the microphone to the next speaker, please press the button again. May I request you to keep your cell phones on the silent mode please. Thank you. May I now invite Nandan to make the presentation please.

Nandan Nilekani

Good afternoon and welcome to this presentation which is regarding the performance for the third quarter ended December 31, 2004. This is the safe harbor clause, which you are very familiar with. We will go through a number of things, financial performance, operational performance, client acquisition, human resources, capex and infrastructure, outlook for the future and summary. I will talk about the financial performance and my colleague Shibu will talk about operational and infrastructure. I will come back for the outlook for the future as well as for the summary.

The financial performance this quarter on Indian GAAP consolidated, that means all the subsidiaries, including Progeon, Infosys China, Infosys Consulting, and Infosys Australia, year-to-year income growth this quarter is 49.2% and PAT has grown by 51.4%; and on US GAAP, the year-to-year growth on revenue terms has been at 53.3%, and the net income has grown on a year-to-year basis at 57.8%, and clearly the US GAAP is higher than the Indian GAAP because of the rupee.

The new clients this quarter has been quite robust, we have added 38 new clients for the quarter and it is about 99 for the 9 months of FY05. Repeat business is at 95%, and head count on a gross basis, we added 3164 employees. On a net basis, it is 2280 employees, which means as of March 31st, on a consolidated basis across the Infosys group of companies, the total head count was at 35,229.

Now for this quarter, Q3, the income Indian GAAP consolidated was Rs.1875 crores with a gross profit of 884 crores, and an operating profit of 617 crores, and the profit before tax for the quarter has been 590.77, and after tax of 93 crores, the PAT from ordinary activities is at 497 crores for the quarter, and the percentage growth over Q2 of 05 in terms of income is at 7.22% and in terms of PAT it is at 11.17%. So that is the financial performance for the quarter.

On the balance sheet side, the total balance sheet size is now 4820 crores, of which current assets, cash and cash equivalents is at 2738 crores, and accounts receivable at 1000 crores. On a year-to-year basis, the balance sheet has gone up from 3773 crores to 4820 crores over the last one year on a year-to-year basis.

With this, I will request my colleague Shibulal to go through the rest of the presentation and then I will comeback towards the end.

Shibulal

Good morning, I will now take you through the operational performance for Q3. The North American revenue remains at around 66.6% in Q3, Europe 22.1%, India marginally went up to 2.1%, and rest of the world 9.2%.

Utilization including trainees this quarter, 71.4%, same as last quarter. Utilization excluding trainees, 79.3%, compared to 81% last quarter.

Revenues by project type, fixed price is gone up marginally, 31.4% this quarter; time and material, 68.6%.

Onsite-offshore ratio has improved. As you know, offshore actually allows us to do more value addition for our customers as well as for ourselves. Onsite has come down to 49% in revenue terms and offshore has gone up to 51%.

Client contribution: Top client contributed 4.9% this quarter compared with 5.5% last quarter. Top 5 clients, 19.8% compared with 21.6% last quarter. Million-dollar customers went up to 156 compared to 146 last quarter, 5-million-dollar customers 55, 10-million-dollar customers 37, 20-million-dollar 18, and 50-million-dollar customers 4.

Client acquisition and expansion: We have acquired 38 new customers this quarter. These are some of the big wins, we have some wins in aero and auto space. An Asian and North American division of a globally renowned automotive manufacturer began to engage with Infosys this quarter. Good wins in financial service sector, a leading global bank continued its relationship with us in leveraging technology. Healthcare and insurance sector also we have wins, we are working with a premier US based wellness company and provider of tools and applications and healthcare content. In another case, in a mission critical assignment, the most distinguished preferred provider organization network in the US selected us to rewrite its core systems. We are developing enterprise wide roadmap for content management strategy for one of the largest insurance companies in the US. Retail industry, again we have good wins. Europe also we have wins. A UK utilities business engaged Infosys to convert its software platform this quarter. China, one of our strategic initiatives, we have started working with a recognized global leader in power and automation technologies, one more. We had good wins in our banking product space, Finnacle. Finnacle has been chosen by a number of organizations - in a bank in UAE, a leading building society based in Zimbabwe, a premier bank based in Taiwan, a leading Japanese bank.

Total strength of employees as of December 31, 2004, 35229 up from 32949 last quarter. Software professionals 33,051, from 30922 last quarter. Banking business unit, the total strength today is 1125. Gross addition in this quarter has been 3164, and out of which 865 were laterals. Net addition is 2280, compared with last quarter of 5000. Of course, there is seasonality in our people addition. In Q2 we tend to get a large number of campus recruits who join us in Q2.

Capital expenditure 256.07 crores incurred during this quarter. We have 65,15,250 sq. ft. of space capable of accommodating 30,000+ professionals, and 32,15,600 sq. ft. under construction. That means, after the construction we will have additional space for 15,000 more professionals. Now, over to Nandan.

Nandan

Now we will give our outlook for the future. For the quarter ended March 31, 2005, we expect income to be between 1956 to 1964 crores which on a year-to-year basis is a growth of 45% and earnings per share is expected to be Rs.18.9 which is a year-to-year growth of 50%, and for the fiscal year ending March 31, 2005, we expect income between 7098 crores and 7107 crores which is a growth of 46%, and earnings per share is expected to be Rs.68.70 with a growth of 47%, and for the guidance for the quarter, we have assumed a conversion rate per one US$ at Rs. 43.27, last time when we gave guidance for Q3 and Q4, we had assumed a rate of 45.91, so this is at 43.27.

Now to summarize, we have revised the guidance upwards for FY2005 in US dollar terms, because the rupee becoming stronger, it is not in rupee terms but in US dollar terms. This has been another quarter of robust growth for the company, across the board, demand for offshore outsourcing continues to be strong this quarter. Our clients have responded well to our combination of consulting and offshore delivery, our focus on creating synergy among the various units of Infosys and the various service offerings has, we believe, enhanced our competitiveness, and in spite of the rupee appreciation we have been able to maintain our operating margin. With this, thank you very much and all of us will be very happy to take questions from all of you. Thank you.

Moderator

Before we start the questions, I want to introduce you to James Lin, who is CEO of Infosys China. He would also be taking questions in case you have anything on China. May I remind you to give us your name and the name of your organization before you ask a question.

Saikat (Bloomberg)

I just wanted to ask, since we are 10 months down this year, can we have a sense of how FY06 will look like in terms of volumes and other matrix?

Nandan Nilekani

I think it is premature for us to give guidance for FY06. We have given our guidance for the last quarter of this financial year. We are taking stock of the whole business scenario and we will give you that guidance in April when we meet for the results for the year and give you guidance for the whole of next year.

Saikat

I needn’t mention exact numbers, just give us a sense of what it is going to look like, does it look still strong as it has been in the past 2, 3 quarters?

Nandan Nilekani

Well as I said, I cannot give you guidance for the following year. All we can say is that the last three quarters the growth has been robust. It has been in double digits. We have been able to grow our offshore business. We have able to maintain our margins in spite of the appreciating rupee, but going forward for the next year I think we really need to wait till April.

Male participant

No, what could be direction for FY06. What could be the direction - upward, horizontal, down?

Nandan

All I know is that FY06 comes after FY05.

Male participant

Can you give us in terms of, you added 2280 probably the number of people you added this quarter, how many people do you plan to add next quarter and probably a couple of other quarters after that?

Hema

I can tell you for the next quarter we are looking at about 2000 people gross. We have also made about 6000 offers on campus for the next year, that is, in FY06. They will join in Q2 and Q3 of FY06. We visited about 175 campuses and made 6000 offers.

Subbu (Economic Times)

Nandan, can you talk a bit about the subsidiaries like in Australia and China, how the performance is, and also tell us the last nine months how has it been fairing?

Male Speaker

The subsidiaries are doing well. Progeon has done Rs.53 crores revenues in 3rd quarter, earned a net income of Rs.12 crores, Rs. 53 crores revenue up from Rs. 42 crores. Net of Rs.12 crores up from Rs.5 crores. Net is at 22.8%. Australia has done about Rs.78 crores of revenue and a net of about slightly more than Rs.1.2 crores. Consulting is Rs.7.54 crores, and they have a negative bottom line of Rs.8.38 crores. China Rs.2.73 crores gross income, and net income is Rs. –3.57 crores. Both Infy Consulting and Infy China are in the investment phase. You know, in our business all the expenses that you incur is revenue expenses because it is basically for hiring of people and you may not bill people, they could be under training or on the bench. So when you start a service business and you grow rapidly, you normally have a loss. So Progeon is solid profits, Australia is stable. Infy Consulting and Infy China are in the investment phase.

Male participant

How many clients does Infosys Consulting have at the moment? How many employees have been recruited so far and what are the prospects for the future? Are you on track or what you set out to do?

Male Speaker

Infy Consulting is on track. They have about 15 clients. Last quarter they had three clients, and more importantly many of the engagements are together with Infosys Technologies, the total solution, and that integration is working very well. That is the strategy for starting Infosys Consulting.

Male participant

How many employees?

Male Speaker

It has 39 employees.

Male participant

Your target was for 75 employees at the end of fiscal, do you think that number will be reached?

Male Speaker

We are on track at this point. Infosys Consulting also is doing campus recruitment in the U.S. and it is on track with respect to its manpower plan.

Rajesh (Deccan Herald)

I just want to know how much has the rupee appreciation hurt the top line of the company, can you just give some details?

Male Speaker

I will speak slowly because people have said that I need to speak very slowly because lot of figures are said. When we gave our guidance at the end of the second quarter we said that annual target would be Rs.7132 crores to Rs.7160 crores. Apart from the first 2 quarters, the guidance for the next 2 quarters was given at Rs.45.91 per dollar. Now, we have finished one more quarter, our dollar guidance was 407 to 410. We ended up with 423 and the guidance for the 4th quarter is up at 452 to 454. If the rupee had remained the same as of October beginning when we gave the guidance for the whole year at 45.91, and you apply that to the revised dollar guidance which is up, our revenues would have been up by Rs.156 crores more than the guidance given as of the date. So you essentially add Rs.156 crores to Rs.7132 crores you get Rs.7288 crores. So our rupee guidance should be up if the rupee had remained constant. Fortunately or unfortunately the rupee appreciated. So for the third quarter, that is, last quarter, instead of getting 45.91 we got an average of something like Rs.44.68 and odd. So the impact of the downward revision in the dollar is, for the quarter that we are talking about is about Rs.68 crores. So we have done in this quarter a top line which you are seeing, and if you add Rs.68 crores because of the impact of the rupee, our revenues would have been much higher, and for the next quarter we have assumed a rupee rate of 43.27 because the noon buying rate at New York on December 31, 2004, was 43.27. The closing rate at which we translated our revenues, and if you apply the rate to 452 to 457, you will find that the revenues are lesser compared to the rate as of October by Rs.119 crores. So in the current guidance of Rs.7098 crores to Rs.7107 crores, we have seen a rupee appreciation impact of approximately Rs.187 crores. This is a reality, rupee is going to move against currency, 98% of our revenues come from currencies apart from the rupee, so when we budget we look at our figures, we normally take dollars and look at the dollar guidance because we earn revenues in dollars.

Female participant

Can you tell us something about the leadership institute in Mysore, and also why your results were announced over the handheld devices this time.

Nandan Nilekani

The leadership institute in Mysore is our initiative to develop stable of leaders for next 15-20 years. We have selected over 400 of our young leaders and we are planning for them different dimensions of the leadership development, whether it is by changing their assignments or by classroom training or any other kind of developmental method. It is headed by K. G. Ramachandran, who was a former chairman of BHEL, and it is a very important initiative at Infosys to develop stable of leaders for the long term. Regarding the introduction of results on SMS, WAP, and on the voice recording, it is because we believe that we should adopt new technologies and new approaches to reach to our investors, and this year we adopted that as, I hope you like that new feature, and what is special is that the feature where you get the recorded message is actually provided by On Mobile, which is a company incubated in Infosys, which is doing very well in providing mobile services to various mobile providers in India.

Male participant

What is your expectation of Union Budget for this thing, it should be harsh on…

Male Speaker

Well, we have seen two reports by Dr. Vijay Kelkar and Dr. Parthasarthy Som, both call for evening out the tax rate paid by corporate organizations and individuals and partnerships since there is a difference. Both reports talk about bringing down the rate to 30%. The reports talk about elongation of the tax slabs for individuals. So hopefully people who earn income in the range of 1 lakh to 3 lakhs should see some reduction if the Finance Minister were to accept. And Vijay Kelkar’s report on the fiscal responsibility bill has come out, which talks about reduction in the excise duty from 16% to 12% for all non-oil production, and you know, if you look at Vijay Kelkar’s report, it is an extraordinary report, which talks about how you can make manufacturing more competitive, and as far as the software industry is concerned, from NASSCOM we are representing to the government that under 10A, 10B some clarifications are required because there are some issues about interpretation of the statute. What we have said is that, since the government has given this benefit, you need allow companies to enjoy those benefits fully without coming in the way. Two, we have said that our tax issues are more global in nature rather than local, in the sense that India needs to re-look at double taxation treaties with other countries. In the double taxation treaties with other country, withholding tax on royalties and on technical services is between 10-20%, and that had come at a time when India was a net importer of technology. Now India is becoming a net exporter of technology, so we need to negotiate to bring down the rate 0, or at best 5%, like Japan is doing or the US is doing because it is to our advantage and we have asked for that. We also asked for the full tax neutralization in India on global income for taxes paid abroad. So from software industry’s side our views are being about taxation at the global level.

Moderator

Any more questions? Thank you all for joining us today, please do have lunch just outside in the lounge. Thanks.